                                                              Exhibit 99.(a)(19)

Exhibit (a)(19)
[E-mail Communication to BroadVision, Inc. Employees, to be dated and sent on May 25, 2001]

This is the FINAL day to submit your online Election Form to participate in the Stock Option Exchange Program.

If you do not submit an online Election Form, you will have chosen to retain any stock option that is underwater and you will not receive a Replacement Option in exchange.

If you do wish to cancel your underwater options and receive Replacement Options in exchange, you must submit your online Election Form before the deadline.

The deadline to submit your online Election Form is 5:00 p.m., Pacific Daylight Time, on May 25, 2001 (unless BroadVision extends the Offer to Exchange that describes the Stock Option Exchange Program).

Please visit our internal website (http://optionexchange.broadvision.com) to access your online Election Form and for all of the details of the Stock Option Exchange Program.